21002345 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing Section MAR 02 2021 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rafferty Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Franklin Avenue
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan P. Sprague 646-572-3444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPAs

(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Stephen P. Sprague, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Rafferty Capital Markets, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CHIEF FINANCIAL OFFICER

Title

Subscribed and sworn to before me this 25 day of February 2021

Notary Public

This report contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of financial condition.
- [X] (c) Statement of income (loss).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

Rafferty Capital Markets, LLC

Financial Statements

December 31, 2020

Rafferty Capital Markets, LLC
Index to the Financial Statements
December 31, 2020

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Rafferty Capital Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rafferty Capital Markets, LLC's management. Our responsibility is to express an opinion on Rafferty Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rafferty Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Index to the Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Rafferty Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Rafferty Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Rafferty Capital Markets, LLC's auditor since 2007.

BDG-CPAs, PC
Ridgewood, NJ
February 25, 2021

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

Rafferty Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	765,316
Securities owned, at market		507,539
Prepaid expenses, accounts receivable (net of allowance of $0), and other assets		110,467
Total assets	$	1,383,322

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	21,877
Loan payable to related party		30,293
Total liabilities		52,170
Member's equity		1,331,152
Total liabilities and member's equity	$	1,383,322

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Income
For the year ended December 31, 2020

Revenues		
Trading gains, net	$	12,615
Fee income		293,000
Interest and dividends		768
Total revenues		306,383
Expenses		
Employee compensation and benefits		159,293
Data processing costs		16,224
Communications		17,244
Occupancy		13,836
Regulatory fees		49,986
Other expenses		71,428
Total expenses		328,011
Net loss	$	(21,628)

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2020

Beginning member's equity	$	1,352,780
Net loss		(21,628)
Ending member's equity	$	1,331,152

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(21,628)
Adjustments to reconcile net loss to net cash provided by operating activities		
Loans payable to and loans receivable from related party, net		23,762
Marketable securities, net		488,949
Prepaid expenses, accounts receivable, and other assets, net		(22,832)
Accounts payable and accrued expenses		1,878
Total adjustments		491,757
Net cash provided by operating activities		470,129
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		470,129
Cash, beginning of year		295,187
Cash, end of year	$	765,316

Supplemental disclosures of cash flows information:

Cash paid during the year for:	
Interest	-
Income taxes	-

The accompanying notes are an integral part of the financial statements.

Note 1 – Organization and Nature of Business

Rafferty Capital Markets, LLC (the "Company") was formed as a New York Limited Liability Company on October 16, 2000. The Company is a wholly owned subsidiary of Rafferty Holdings LLC (the "Parent Company"). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2020 and has written off all accounts deemed to be uncollectible. Accordingly, there is no allowance for doubtful accounts at December 31, 2020.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2020, marketable securities consisted of equity securities in the amount of $507,539.

Note 4 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

Note 4 – Fair Value (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange–Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Financial instruments owned:					
Investment Equities	$ 507,539	$ -	$ -	$ -	$ 507,539
TOTALS	$ 507,539	$ -	$ -	$ -	$ 507,539

There were no transfers between level 1 and level 2 during the year.

Note 5 – Transactions with Related Entities

Transactions with the Parent Company consisted of the following:

Loans payable to Parent Company, January 1, 2020	$ (6,531)
Costs paid by Company for the benefit of Parent Company	3,429
Costs paid by Parent Company for the benefit of the Company	(93,356)
Cash paid by the Company to Parent Company	66,165
Loans payable to Parent Company, December 31, 2020	$ (30,293)

Loans payable to and receivable from the Parent Company do not bear interest and are payable on demand.

The Parent Company has an Investment Management Agreement with an affiliate of the Company that shares common ownership with the Company whereby the affiliate has been delegated full authority and discretion to buy, sell, or otherwise effect investment transactions involving securities held in the accounts of the Company pursuant to the Investment Management Agreement.

The Company was required to pay $13,836 of its pro-rata share of rent, utilities, real estate taxes and other costs under an expense sharing agreement with an affiliate.

Note 6 – Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 7 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,040,982, which was $890,982 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $150,000). The Company's aggregate indebtedness to net capital ratio as of December 31, 2020 was 0.050116 to 1.

Note 8 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 9 – Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations and the Company has to purchase or sell financial instruments underlying the contract at a loss.

Note 10 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 – Revenue From Contracts With Customers

ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and, in conjunction with the adoption, management evaluated the new guidance in ASC 606 and, determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Significant Judgments

Revenue from contracts with customers includes distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Distribution fees: The Company enters into arrangements with managed accounts (funds) to distribute shares to investors. The Company believes the performance obligation for providing distribution services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Distribution arrangements are based on a dollar amount applied to each of the funds in the customer's portfolio. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 12 – Economic Uncertainty Related to COVID-19

In early 2020, the Coronavirus that causes COVID-19 became a global pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. Therefore, the extent of the financial impact to the ongoing operations of the Company and duration cannot be reasonably estimated at this time. As of December 31, 2020, the Company had sufficient liquidity to continue operations into the foreseeable future.

Note 13 – Subsequent Events

The Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were available to be issued.

Schedule I

Rafferty Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Total member's equity	$	1,331,152
Non-allowable assets		(110,467)
Net capital before haircuts on securities positions		1,220,685
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])		(179,703)
Net capital	$	1,040,982
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	21,877
Loans payable to related party		30,293
Total Aggregate Indebtedness	$	52,170
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	3,478
Minimum dollar net capital requirement:	$	150,000
Excess net capital (net capital less minimum dollar capital requirement)	$	890,982
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	860,982
Ratio: Aggregate indebtedness to net capital		5.01%

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2020)

Net capital, as reported by Company (unaudited)	$	1,040,982
Adjustments:		-
Net capital (per above)	$	1,040,982

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020

RAFFERTY CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2020

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

RAFFERTY CAPITAL MARKETS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2020

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

RAFFERTY CAPITAL MARKETS, LLC

1301 Avenue of the Americas, 28th Floor
New York, NY 10019

Schedule IV

Rafferty Capital Markets, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R.240.15c3-3 under the following provisions of 17 C.F.R.240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2020 without exception.

Rafferty Capital Markets, LLC

I, [signature], affirm that, to the best of my knowledge and belief, the exemption report is complete and accurate.

By: STEPHEN P. SPRAGUE

Title: CFO

Date: 2/25/21

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Rafferty Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rafferty Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 25, 2021

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
Rafferty Capital Markets, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Rafferty Capital Markets, LLC and the SIPC, solely to assist you and SIPC in evaluating Rafferty Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Rafferty Capital Markets, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Rafferty Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Rafferty Capital Markets, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 25, 2021

BDG-CPAs
A PROFESSIONAL CORPORATION

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

40605 FINRA DEC
RAFFERTY CAPITAL MARKETS, LLC
1010 FRANKLIN AVENUE
GARDEN CITY, NY 11530

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 441.-
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/29/20 Date Paid	(209.-)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	232.-
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 232.-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [√] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $ 232.-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RAFFERTY CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21 day of JANUARY, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

1ST Q 65,912 3RD Q 77,124
2ND Q 77,141 4TH Q 86,207
143,053 163,331

Amounts for the fiscal period beginning 1/1/20 and ending 12/31/20

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 306,384.-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

1ST Q 3,512
2ND Q –
3RD Q –
4TH Q 9,103

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. (CODE 3952) 12,615.-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 12,615.-

2d. SIPC Net Operating Revenues $ 293,769.-

2e. General Assessment @ .0015 $ 441.-

(to page 1, line 2.A.)